October 11, 2013

VIA EDGAR

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Capstone Turbine Corporation

Form 10-K

Filed June 13, 2013

File No. 001-15957

Dear Ms. Ravitz:

Below is the response of Capstone Turbine Corporation (the “Company”) to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated September 27, 2013 regarding the above-referenced Form 10-K for the fiscal year ended March 31, 2013 (the “Form 10-K”).  The Staff’s comment is repeated and underlined below for convenience of reference.

Comment:

Item 11.  Executive Compensation

1.                                      We see from your disclosure in the “Summary Compensation Table” on page 35 of your proxy statement that you have incorporated by reference into your annual report on Form 10-K that the value of the fiscal 2013 stock and option awards to your named executive officers increased significantly, in some cases doubling, from the value of the same awards made in fiscal 2012. Please tell us, and expand your compensation discussion and analysis in future filings to disclose, as appropriate, how you determined the size of the stock and option awards granted to each named executive officer, how and why those stock and option awards varied among the named executive officers and how and why the compensation committee determined to increase or decrease the value of those awards as compared to the prior year. Refer to Regulation S-K Item 402(b)(1)(v) and (b)(2)(ix). For additional guidance, please see “Staff Observations in the Review of Executive Compensation Disclosure” available at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Response:

As we will be describing in detail below, the value of the awards in fiscal year 2013 were at historical levels. For fiscal year 2012, equity incentives were temporarily reduced by approximately half of the amounts awarded in fiscal year 2011 and in earlier years. This was a result of the depletion of shares available under the Company’s Amended and Restated 2000 Equity Incentive Plan (the “Equity Incentive Plan”) in 2012 and is illustrated in the schedule of awards to named executive officers for fiscal years 2011 through 2014 attached hereto as Schedule 1.

The Compensation Committee sets the amount of stock incentive awards for each named executive officer on the basis of equity incentive awards made to comparable officers by peer companies. It also evaluates the level of equity incentives that have been previously awarded to each named executive officer. Distinctions between executive officers are based on comparison data and the Compensation Committee’s assessment of each individual. The Compensation Committee relies on comparative market data provided by its independent compensation consultant, Aon Hewitt (“Hewitt”). Such data includes comprehensive analyses of total compensation and compensation components based on published survey data sized to the Company’s total revenue and includes publicly-traded technology and manufacturing industry companies that are between $50 million and $200 million in revenue. This information includes share utilization and annual grant rates. The Compensation Committee also evaluates the total cost of its stock-based compensation programs, and the effect of such cost on the Company’s performance, based on information provided annually by, and in consultation with, Hewitt.

For fiscal year 2012, the shares available for awards under the Company’s Equity Incentive Plan were substantially depleted. There were not enough shares to make awards that would have been in the normal range and as had been recommended by Hewitt under its normal analysis for fiscal year 2012. Therefore, in consultation with Hewitt, the Compensation Committee approved a reduction of approximately 48% of the proposed aggregate award. Proportionate reductions were made to the amounts that would have been awarded to each named executive officer. Stockholders approved adding 9,000,000 shares of stock for awards under the Equity Incentive Plan in fiscal year 2013. The subsequent awards for fiscal year 2013 and fiscal year 2014 reflect the availability of shares for awards that are more closely aligned with the Company’s historical practices.  Such awards were based on Hewitt’s analysis, and management was being rewarded for substantial progress towards internal goals. As requested by the Staff, the Company will expand its disclosure in future filings to include the requested items as appropriate.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s response, please contact the undersigned at (818) 734-5300 or the Company’s legal counsel, J. Chase Cole at (615) 850-8476.

Very truly yours,

Capstone Turbine Corporation

By:	/s/ Edward I. Reich
Edward I. Reich
Executive Vice President and
Chief Financial Officer

cc:                                J. Chase Cole

Schedule 1

Awards to Named Executive Officers for Fiscal Years 2011 through 2014

Officer	Fiscal Year	Grant Date	Awards	Reported Value
Darren R. Jamison	2014	4/9/2013	589,200 options	N/A
			166,670 RSUs	N/A
	2013	6/6/2012	583,330 options	$391,939
			145,830 RSUs	$147,288
	2012	6/8/2011	150,000 options	$170,085
			45,000 RSUs	$73,800
	2011	6/9/2010	360,000 options	$282,600
			60,000 RSUs	$63,000
Edward I. Reich	2014	4/9/2013	235,700 options	N/A
			66,670 RSUs	N/A
	2013	6/6/2012	250,000 options	$167,975
			62,500 RSUs	$63,125
	2012	6/8/2011	75,000 options	$85,043
			15,000 RSUs	$24,600
	2011	6/9/2010	150,000 options	$117,750
			20,000 RSUs	$21,000
Jayme L. Brooks	2014	4/9/2013	78,600 options	N/A
			22,220 RSUs	N/A
	2013	6/6/2012	83,330 options	$55,989
			20,830 RSUs	$21,038
	2012	6/13/2011	43,300 options	$50,947
			0 RSUs	$0
	2011	6/9/2010	86,600 options	$67,981
			0 RSUs	$0
James D. Crouse	2014	4/9/2013	235,700 options	N/A
			66,670 RSUs	N/A
	2013	6/6/2012	250,000 options	$167,975
			62,500 RSUs	$63,125
	2012	6/8/2011	75,000 options	$85,043
			15,000 RSUs	$24,600
	2011	6/9/2010	75,000 options	$58,875
			18,000 RSUs	$18,900
Mark G. Gilbreth(1)	2014	N/A	—	—
			—	—
	2013	6/6/2012	250,000 options	$167,975
			62,500 RSUs	$63,125
	2012	6/8/2011	75,000 options	$85,043
			15,000 RSUs	$24,600
	2011	6/9/2010	135,000 options	$105,975
			22,000 RSUs	$23,100

(1)  Mr. Gilbreth resigned from the Company effective March 29, 2013 and accordingly was not granted any plan-based awards for fiscal year 2014.